EXHIBIT NO. 3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Ernst and Young LLP Pacific Centre 700 West Georgia St. P.O. Box 10101 Vancouver, BC V7Y1C7	Tel: +1 604 891 8300 Fax: +1 604 643 5422 ey.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ritchie Bros. Auctioneers Incorporated

We have audited the accompanying consolidated financial statements of Ritchie Bros. Auctioneers Incorporated, which comprise the consolidated balance sheets at December 31, 2014 and 2013, and the consolidated income statements, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended December 31, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Ritchie Bros. Auctioneers Incorporated as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ritchie Bros. Auctioneers Incorporated’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2015 expressed an unqualified opinion on Ritchie Bros. Auctioneers Incorporated’s internal control over financial reporting.

Vancouver, Canada February 25, 2015	Chartered Accountants

Ernst and Young LLP Pacific Centre 700 West Georgia St. P.O. Box 10101 Vancouver, BC V7Y1C7	Tel: +1 604 891 8300 Fax: +1 604 643 5422 ey.com

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROL UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

The Board of Directors and Shareholders of Ritchie Bros. Auctioneers Incorporated

We have audited Ritchie Bros. Auctioneers Incorporated’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ritchie Bros. Auctioneers Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Ritchie Bros. Auctioneers Incorporated as at December 31, 2014 and 2013 and the related consolidated income statement, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended December 31, 2014 and 2013 of the Company and our report dated February 25, 2015 expressed an unqualified opinion thereon.

Vancouver, Canada February 25, 2015	Chartered Accountants

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

	Year ended December 31,
Year ended December 31,	2014	2013
Revenues (note 5)	$481,097	$467,403
Direct expenses (note 6)	57,884	54,008

	423,213	413,395
Selling, general and administrative expenses (note 6)	292,756	287,016

Earnings from operations	130,457	126,379
Other income (expense):
Foreign exchange gain	2,042	28
Gain on disposition of property, plant and equipment	3,512	10,552
Impairment loss (note 7)	(8,084)	—
Other	4,166	2,522

	1,636	13,102
Finance income (costs) (note 8):
Finance income	2,222	2,708
Finance costs	(5,277)	(7,434)

	(3,055)	(4,726)

Earnings before income taxes	129,038	134,755
Income tax expense (note 9):
Current	33,285	36,890
Deferred	2,681	3,239

	35,966	40,129

Net earnings	$93,072	$94,626

Net earnings attributable to:
Equity holders of the parent	$91,490	$93,825
Non-controlling interest	1,582	801

	$93,072	$94,626

Net earnings per share attributable to equity holders of the parent (note 10):
Basic	$0.85	$0.88
Diluted	$0.85	$0.88

Weighted average number of shares outstanding:
Basic	107,268,425	106,768,856
Diluted	107,660,020	107,048,832

See accompanying notes to consolidated financial statements.

These consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2015.

/s/ Robert G Elton	/s/ Ravichandra K Saligram
Robert G. Elton Director	Ravichandra K. Saligram Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars, except share and per share amounts)

Year ended December 31,	2014	2013
Net earnings	$93,072	$94,626
Other comprehensive loss:
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	(35,796)	(13,442)

Total comprehensive income	$57,276	$81,184

Total comprehensive income attributable to:
Equity holders of the parent	55,804	80,383
Non-controlling interest	1,472	801

	$57,276	$81,184

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	December 31,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$233,089	$234,361
Trade and other receivables (note 13)	76,062	85,873
Inventory (note 14)	42,750	52,419
Advances against auction contracts (note 15)	26,180	12,203
Prepaid expenses and deposits (note 16)	11,587	8,405
Assets held for sale (note 17)	1,668	2,839
Income taxes receivable	3,237	2,279

	394,573	398,379
Property, plant and equipment (note 18)	577,374	630,634
Investment property (note 19)	3,327	6,554
Other non-current assets	8,505	4,250
Intangible assets (note 20)	45,504	37,607
Goodwill (note 21)	82,354	83,397
Deferred tax assets (note 9)	1,253	1,474

	$1,112,890	$1,162,295

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$109,378	$125,858
Trade and other payables (note 22)	126,738	120,276
Income taxes payable	10,266	7,806
Current borrowings (note 23)	7,839	34,391

	254,221	288,331
Non-current borrowings (notes 23)	110,846	147,234
Other non-current liabilities	13,280	8,103
Deferred tax liabilities (note 9)	24,452	24,076

	402,799	467,744

Equity:
Share capital (note 25)	141,257	126,350
Additional paid-in capital	31,464	30,178
Retained earnings	583,959	550,398
Foreign currency translation reserve	(48,595)	(12,909)

Equity attributable to equity holders of the parent	708,085	694,017
Non-controlling interest	2,006	534

	710,091	694,551

	$1,112,890	$1,162,295

Commitments (note 27) and contingencies (note 28)

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

	Attributable to the equity holders of the parent
					Foreign Currency Translation Reserve
	Share Capital		Additional Paid-In Capital			Non- Controlling Interest
	Number of Shares			Retained Earnings			Total Equity
		Amount
Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,491	$533	$(267)	$656,531

Comprehensive income (loss):
Net earnings	—	—	—	93,825	—	801	94,626
Foreign currency translation adjustment	—	—	—	—	(13,442)	—	(13,442)

	—	—	—	93,825	(13,442)	801	81,184
Exercise of stock options	427,972	7,656	(1,504)	—	—	—	6,152
Stock-option compensation tax adjustment	—	—	98	—	—	—	98
Stock-option compensation expense (note 26)	—	—	4,504	—	—	—	4,504
Cash dividends paid (note 24)	—	—	—	(53,918)		—	(53,918)

Balance, December 31, 2013	107,024,783	$126,350	$30,178	$550,398	$(12,909)	$534	$694,551

Comprehensive income (loss):
Net earnings	—	—	—	91,490	—	1,582	93,072
Foreign currency translation adjustment	—	—	—	—	(35,686)	(110)	(35,796)

	—	—	—	91,490	(35,686)	1,472	57,276
Exercise of stock options	663,152	14,907	(2,786)	—	—	—	12,121
Stock-option compensation tax adjustment	—	—	362	—	—	—	362
Stock-option compensation expense (note 26)	—	—	3,710	—	—	—	3,710
Cash dividends paid (note 24)	—	—	—	(57,929)	—	—	(57,929)

Balance, December 31, 2014	107,687,935	$141,257	$31,464	$583,959	$(48,595)	$2,006	$710,091

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Year ended December 31,	2014	2013
Cash generated by (used in):
Operating activities:
Net earnings	$93,072	$94,626
Adjustments for items not affecting cash:
Depreciation	39,966	39,655
Amortization	4,570	3,625
Inventory write down	2,177	963
Impairment loss	8,084	—
Stock option compensation expense	3,710	4,504
Deferred income tax expense	2,681	3,239
Foreign exchange gain	(2,042)	(28)
Gain on disposition of property, plant and equipment	(3,512)	(10,552)

	55,634	41,406
Net changes in operating assets and liabilities (note 11)	34,690	88,002
Interest paid	(4,823)	(8,251)
Income taxes paid	(29,089)	(27,738)

Net cash generated by operating activities	149,484	188,045

Investing activities:
Property, plant and equipment additions	(24,990)	(35,896)
Intangible asset additions	(13,935)	(15,662)
Proceeds on disposition of property, plant and equipment	9,330	14,492
Proceeds from loan receivable and other assets	—	9,276
Other	(993)	(145)

Net cash used in investing activities	(30,588)	(27,935)

Financing activities:
Issuance of share capital	12,121	6,152
Dividends on common shares	(57,929)	(53,918)
Proceeds from short-term borrowings	54,020	19,102
Repayment of short-term borrowings	(79,689)	(53,254)
Repayment of long-term borrowings	(28,055)	(15,000)
Repayment of finance lease obligations	(1,954)	(1,103)
Other	(148)	101

Net cash used in financing activities	(101,634)	(97,920)

Effect of changes in foreign currency rates on cash and cash equivalents	(18,534)	(5,880)

Increase (decrease) in cash and cash equivalents	(1,272)	56,310
Cash and cash equivalents, beginning of year	234,361	178,051

Cash and cash equivalents, end of year	$233,089	$234,361

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

1. General information:

Ritchie Bros. Auctioneers Incorporated and its subsidiaries (collectively referred to as the “Company”) sell industrial equipment and other assets for the construction, agricultural, transportation, energy, mining, forestry, material handling, marine and real estate industries at its unreserved auctions and online marketplaces.

Ritchie Bros. Auctioneers Incorporated is a company incorporated in Canada under the Canada Business Corporations Act, whose shares are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The address of its registered office is located at 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada. Its principal place of business is located at 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada.

2. Significant accounting policies:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the years presented.

(a)	Basis of preparation:

These consolidated financial statements, including comparatives, present the consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The consolidated financial statements have been prepared on the historical cost basis, except for cash flows and available-for-sale instruments that are measured at fair value.

(b)	Statement of compliance:

The consolidated financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

(c)	Basis of consolidation:

(i) Subsidiaries:

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for the years presented and the results of all subsidiaries for the years then ended. Subsidiaries are all those entities that the Company controls. The Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated Company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(c)	Basis of consolidation (continued):

(i) Subsidiaries (continued):

Non-controlling interests represent the portion of a subsidiary’s comprehensive profit or loss and net assets that are not attributable to the Company. The Company attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

(d)	Revenue recognition:

The Company recognizes revenue when an auction sale or online marketplace sale is complete and the Company has determined that the sale proceeds are collectible. Revenue is measured at the fair value of the consideration received or receivable and is shown net of value-added tax and duties.

Sources of revenue

Revenues are comprised mostly of commissions earned at our auctions through the Company acting as an agent for consignors of equipment and other assets. Revenue also includes net profits on the sale of inventory, as well as fees that include administrative and documentation fees on the sale of certain lots, advertising fees, and financing fees. The Company also earns commissions and fees from its online marketplace sales.

Commissions from sales at our auctions represent the percentage earned by the Company on the gross auction proceeds from equipment and other assets sold at auction. The majority of commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from underwritten contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory to be sold at auction.

Underwritten contracts

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known or is probable and estimable at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 28(b)).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction. Revenue from inventory sales is presented net of acquisition costs within revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other underwritten contracts.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(e)	Share-based payments:

(i) Equity-settled share-based payments:

The Company has a stock-based compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using a Black-Scholes option pricing model, further details of which are given in note 26(a). This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

(ii) Cash-settled share-based payment:

The Company has share unit compensation plans, which are described in the share-based payment note 26(b). The cost of cash-settled transactions is measured initially at fair value at the grant date using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through compensation expense.

(f)	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures financial instruments and discloses select non-financial assets at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in note 12.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within a fair value hierarchy, as disclosed in note 12, based on the lowest level input that is significant to the fair value measurement or disclosure. This fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purposes of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the assets or liability and the level of the fair value hierarchy as explained above.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(g)	Foreign currency translation:

The parent entity’s presentation and functional currency is the United States dollar. The functional currency for each of the parent entity’s subsidiaries is the currency of the primary economic environment, which is usually the currency of the country of residency.

Accordingly, the financial statements of the Company’s subsidiaries that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the monthly average exchange rate for amounts included in the determination of earnings. Any gains of losses from the translation of asset and liability amounts are included in foreign currency translation reserve in other comprehensive income, which is included as a separate component of shareholders’ equity.

In preparing the financial statements of the individual subsidiaries, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Foreign currency differences arising on retranslation are recognized in earnings. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(h)	Cash and cash equivalents:

Cash and cash equivalents is comprised of cash on hand, deposits with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less when acquired, that are readily convertible to known amounts of cash. Included are certain amounts held in segregated accounts where required by applicable local law which are used to settle auction proceeds payable.

(i)	Inventory:

Inventory is represented by goods held for auction and each inventory contract has been valued at the lower of cost and net realizable value.

(j)	Financial instruments:

(i) Recognition of financial instruments:

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset, and substantially all the risks and rewards of ownership of the asset, to another entity.

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(j)	Financial instruments (continued):

(ii) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified as fair value through profit or loss if it has been acquired principally for the purpose of selling in the short term or if so designated by management and meets the criteria to designate at fair value. The policy of management is to designate a financial asset as fair value through profit or loss if the possibility exists that it will be sold in the short term and the asset is subject to frequent changes in fair value.

Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognized in earnings. The net gain or loss recognized in earnings incorporates any dividends or interest earned on the financial asset.

(iii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides services with no intention of selling the receivable. They are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Assets in this category are classified as current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables and advances against auction contracts on the balance sheet.

(iv) Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments other than those financial assets designated as fair value through profit or loss.

(v) Impairment of financial assets:

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(j)	Financial instruments (continued):

(v) Impairment of financial assets (continued):

Objective evidence of impairment could include:

a. Significant financial difficulty of the issuer or counterparty;

b. Default or delinquency in interest or principal payments; or

c. It becomes probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(vi) Financial liabilities:

Auction proceeds payable, trade and other payables and borrowings are measured at amortized cost using the effective interest method. Transaction costs are offset against the outstanding principal of the related borrowings and are amortized using the effective interest rate method.

(k)	Property, plant and equipment:

All property, plant and equipment are stated at cost less accumulated depreciation. Cost includes all expenditures that are directly attributable to the acquisition or development of the asset, net of any government grants received in relation to those assets, including scientific research and experimental discovery tax credits. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to working condition for their intended use, the costs of dismantling and removing items and restoring the site on which they are located (if applicable) and capitalized interest on qualifying assets. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All repairs and maintenance costs are charged to earnings during the financial period in which they are incurred. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the item, and are recognized net within other income on the income statement.

When major components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated over their respective lives.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(k)	Property, plant and equipment (continued):

Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate / term
Land improvements	Declining balance	10%
Buildings	Straight-line	15 - 30 years
Computer software	Straight-line	3 - 5 years
Yard equipment	Declining balance	20 - 30%
Automotive equipment	Declining balance	30%
Computer equipment	Straight-line	3 - 5 years
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	terms of leases

No depreciation is provided on freehold land or on assets in the course of construction or development.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Where assets are to be taken out of use, an impairment charge is levied. Where assets’ useful lives are changed, an estimate is made of their new lives and the depreciation is charged at the new rate.

At the end of each reporting period, the Company reviews the carrying amounts of property, plant and equipment to determine whether depreciation policies and useful lives remain appropriate and also if there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. CGUs are identified as the smallest group of assets to which the individual asset belongs and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of the CGU is determined as the higher of fair value less costs to sell and value in use. The value in use is calculated by applying a pre-tax discounted cash flow modeling to management’s projection of future cash flows and any impairment is determined by comparing the carrying value with the value in use. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in earnings.

Legal obligations to retire and constructive obligations to restore property, plant and equipment and assets under operating leases are recorded at management’s best estimate in the period in which they are incurred, if a reasonable estimate can be made, with a corresponding increase in asset carrying value. The liability is accreted to face value over the remaining estimated useful life of the asset. The Company does not have any significant asset retirement obligations.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(l)	Investment property:

The Company’s investment property is held for capital appreciation, not for sale in the ordinary course of business or for administrative purposes, and is carried at cost.

(m)	Non-current assets held for sale:

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at carrying amount in accordance with the Company’s accounting policies. Thereafter the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in earnings.

(n)	Intangible assets:

Intangible assets have finite useful lives and are measured at cost less accumulated amortization and accumulated impairment losses, except trade names and trademarks as they have indefinite useful lives. Cost includes all expenditures that are directly attributable to the acquisition or development of the asset, net of any government grants received in relation to those assets, including scientific research and experimental development tax credits. Intangible assets with finite useful lives are assessed for indicators of impairment at each balance sheet date. If any such indication exists, the recoverable amount of the intangible asset is estimated and compared to its carrying amount. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. To the extent that the carrying amount of an intangible asset exceeds its recoverable amount, an impairment loss is charged against earnings.

Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are:

Asset	Basis	Rate / term
Customer relationships	Straight-line	10 years
Software assets	Straight-line	3 -5 years

(o)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill acquired in a business combination is allocated to the cash-generating unit (“CGU”), or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(o)	Goodwill (continued):

The impairment test compares the carrying amount of the CGU to which the goodwill has been allocated against its recoverable amount. To the extent that the carrying amount of the CGU exceeds its recoverable amount, an impairment loss is charged against earnings.

(p)	Leases – the Company as lessee

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at its inception. The Company recognizes a lease if fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

A lease that transfers substantially all the risks and rewards of ownership to the Company is classified as a finance lease at inception. All other leases are classified as operating leases at inception.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the income statement.

A leased asset under a finance lease is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership of the asset on or before the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term. Refer to note 2(k) for a description of the estimated useful lives of the Company’s property, plant and equipment by nature of asset.

Operating lease payments are recognized in the income statement on a straight-line basis over the lease term. They are classified as buildings and facilities costs within selling, general and administrative expenses.

(q)	Taxes:

Income tax expense represents the sum of current tax expense and deferred tax expense.

(i) Current tax:

The current tax expense is based on taxable profit for the period and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from earnings before income taxes as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(ii) Deferred tax:

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(q)	Taxes (continued):

(ii) Deferred tax (continued):

Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor earnings before income taxes.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(iii) Current and deferred tax for the period:

Current and deferred tax are recognized as an expense or income in earnings, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination.

(r)	Government grants:

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(s)	Net earnings per share:

Basic net earnings per share has been calculated by dividing the net earnings for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding.

Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by adjusting the net earnings attributable to equity holders of the parent and the weighted average number of shares outstanding for all dilutive shares.

(t)	New and amended accounting standards:

Effective January 1, 2014, the Company adopted the amendment to the applicable standard and interpretation, respectively, listed below. These changes were made in accordance with the applicable transitional provisions. The nature and effect of these changes are as follows:

IAS 32 Financial instruments: presentation (Amendment)

These amendments clarify the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms to qualify for offsetting financial assets and liabilities. These amendments do not result in any changes to the Company’s accounting or disclosure.

IFRIC 21 Levies (Interpretation)

The interpretation clarifies that an entity recognizes a liability for a levy when the obligating event that triggers payment occurs, as identified by the relevant legislation. Treatment prescribed by this interpretation is to be applied retrospectively and is not applicable to income taxes within the scope of IAS 12 Income taxes. In referring to IFRIC 21 in our application of the related standards, there has been no change to our accounting policy for levies.

Effective July 1, 2014, the Company adopted the amendments to the applicable standards listed below. These changes were made in accordance with the applicable transitional provisions. The nature and effect of these changes are as follows:

IFRS 2 Share-based payments (Amendment)

This standard was amended to include the definition of ‘service condition’ and ‘performance condition’. This amendment did not result in any significant changes to the Company’s accounting or disclosure.

IFRS 8 Operating segments (Amendment)

This standard was amended to require entities to disclose the judgments made by management when applying aggregation criteria in its determination of reportable segments. This amendment did not result in any changes to the Company’s accounting or disclosure as the Company’s reportable segments are not composed of aggregated operating segments.

Standards issued and not yet effective

At the date of authorization of these financial statements, the following applicable new and amended standards and interpretations were issued but not yet effective:

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

2. Significant accounting policies (continued):

(t)	New and amended accounting standards (continued):

•	IFRS 15 Revenue from contracts with customers (“IFRS 15” or the “Standard”) replaces IAS 18 Revenue and is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. It allows for the choice of either full retrospective or modified retrospective adoption. The Company has not yet determined what transition method it will pursue. IFRS 15 is applicable to all contracts with customers, unless those contracts fall under the scope of other IFRSs. It introduces a single, principles-based, five-step model that entities must apply to all contracts with customers in order to recognize revenue from those contracts. IFRS 15 provides guidance on whether a performance obligation is satisfied at a point in time or over time, as well as whether an entity is able to apply the Standard using a portfolio approach instead of on a prescribed individual contract basis. The Company is currently evaluating the impact of this Standard on its consolidated financial statements.

•	On July 24, 2014, the IASB issued IFRS 9 Financial instruments (“IFRS 9”), which replaces IAS 39 Financial instruments: recognition and measurement. IFRS 9 includes a model for classification and measurement of financial assets and liabilities, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 will come into effect on January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

•	The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards being issued. However, the timing and outcome of these projects are too uncertain to list here.

(u)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

3. Significant judgements, estimates and assumptions:

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future differences arising between actual results and the judgements, estimates and assumptions made by the Company at the reporting date, or future changes to estimates and assumptions, could necessitate adjustments to the underlying reported amounts of assets, liabilities, revenues and expenses in future reporting periods.

Judgements, estimates and underlying assumptions are evaluated on an ongoing basis by management, and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstance and such changes are reflected in the assumptions when they occur.

Judgements

Critical management determinations that have a higher degree of judgment and may have the most significant effect on the Company’s assets and liabilities, apart from those involving estimates that are discussed below, include:

(a)	the decision to depreciate and amortize our property, plant, and equipment and definite-life intangible assets on a straight-line or declining balance basis as the Company believes that these methods best reflect the consumption of these resources over their economic lifespan; and

(b)	the identification of CGUs, through the aggregation of assets into groups that generate cash inflows that are largely independent of cash inflows from other assets or groups of assets, that are used in performing asset impairment assessments as discussed further in note 21.

Estimates and assumptions

A key assumption was made in determining the recoverable amounts of the auction site assets in Narita, Japan, as discussed in note 7.

Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date are presented below:

•	Depreciation and amortization periods for asset classes are estimated based on the assumed life cycle of assets and their future use. The estimated useful lives for asset classes have been disclosed in note 2(k) and note 2(n).

•	At least annually, the Company tests its goodwill for impairment, which involves determination of the recoverable amount of the CGU to which goodwill has been allocated. An impairment loss is identified through a comparison of a CGU’s recoverable amount to its carrying amount. Estimates of a CGU’s recoverable amount involves a significant degree of uncertainty since such estimates involve making key assumptions about the future, particularly when calculating future cash flows in determining a CGU’s value in use or fair value less costs to sell (“FVLCS”). In addition, calculating a CGU’s FVLCS involves making estimates and assumptions about future economic and market conditions. See note 21 for further discussion of CGU valuation and goodwill impairment testing.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

3. Significant judgments, estimates and assumptions:

Estimates and assumptions (continued)

•	The valuation of underwritten auction contracts, including the valuation of inventory held and commitments under guarantee at period end, include assumptions for future market value as determined by the Company using a number of inputs based on its knowledge of the used equipment market. See note 14 for further discussion of inventory carrying value and valuation methodology, and see note 28(b) for more details on outstanding guarantees.

•	Income tax assets and liabilities, including the amount of unrecognized tax benefits, are estimates based primarily on the application of tax legislation, regulation and interpretations in multiple jurisdictions in which the Company operates and the amount and timing of future taxable income. In addition to differences that might arise between actual results and assumed future taxable income, differences may arise in the interpretation of tax regulation by the Company and the responsible tax authority depending on the conditions prevailing in the respective domicile of the Company’s entities. See note 2(q) for further discussion on the Company’s policy for recognizing current and deferred tax balances and see note 9 for the composition of these balances.

•	Stock option compensation expense is measured by reference to the fair value of the options at the date at which they are granted. Estimating the fair value of the options at grant date requires management to assume the value of inputs applied in the valuation model, including the expected life of the option, volatility, forfeiture rate and dividend yield. See note 2(e)(i) for further discussion of valuation model and inputs.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

4. Segmented information:

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. The Company’s operations are comprised of two reportable segments as determined by their differing service delivery model, these are:

•	Core Auction segment, a network of auction locations that conduct live, unreserved auctions with both on-site and online bidding; and

•	EquipmentOne segment, a secure online marketplace that facilitates private equipment transactions.

The accounting policies of the segments are similar to those described in the significant accounting policies in note 2. The Company evaluates each segment’s performance based on earnings (loss) from operations. The significant non-cash item included in segment earnings from operations is depreciation and amortization.

	Core Auction	Equipment- One	Combined
Revenues	$467,919	$13,178	$481,097
Direct expenses	(57,884)	—	(57,884)
Selling, general and administrative expenses excluding depreciation and amortization	(233,438)	(14,782)	(248,220)
Depreciation and amortization	(43,222)	(1,314)	(44,536)

Earnings (loss) from operations	$133,375	$(2,918)	$130,457
Other, finance and income tax expenses			(37,385)

Net earnings			$93,072

Year ended December 31, 2013	Core Auction	Equipment- One	Combined
Revenues	$453,994	$13,409	$467,403
Direct expenses	(54,008)	—	(54,008)
Selling, general and administrative expenses excluding depreciation and amortization	(227,402)	(16,334)	(243,736)
Depreciation and amortization	(41,930)	(1,350)	(43,280)

Earnings (loss) from operations	$130,654	$(4,275)	$126,379
Other, finance and income tax expenses			(31,753)

Net earnings			$94,626

The Company’s geographic information as determined by the revenue and location of assets is as follows:

	United States	Canada	Europe	Other	Combined
December 31, 2014
Revenues	$223,770	$154,392	$58,782	$44,153	$481,097
Non-current assets	390,670	165,757	91,592	60,540	708,559
Liabilities	(126,969)	(199,324)	(28,758)	(47,748)	(402,799)

December 31, 2013
Revenues	$224,214	$135,545	$65,016	$42,628	$467,403
Non-current assets	401,278	171,689	107,594	77,631	758,192
Liabilities	(121,561)	(276,489)	(38,586)	(31,108)	(467,744)

Revenue information is based on the locations of the auction and the assets at the time of sale. Non-current assets consist of property, plant and equipment, investment property, intangible assets and goodwill.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

5. Revenues:

	Year ended December 31,
	2014	2013
Commissions	$379,340	$374,107
Fees	101,757	93,296

	$481,097	$467,403

Net profits on inventory sales included in commission revenue are:

	Year ended December 31,
	2014	2013
Revenue from inventory sales	$758,437	$634,498
Cost of inventory sold	(709,072)	(571,993)

	$49,365	$62,505

6. Expenses by nature:

The Company classifies expenses according to function in the consolidated income statements. The following items are listed by function into additional components by nature:

Direct expenses:

Year ended December 31,	2014	2013
Employee compensation expense	$22,857	$20,755
Buildings and facilities	7,609	7,510
Travel, advertising and promotion	23,006	22,077
Other direct expenses	4,412	3,666

	$57,884	$54,008

Selling, general and administrative expenses:

Year ended December 31,	2014	2013
Employee compensation expense	$159,398	$158,448
Buildings and facilities	41,725	40,820
Travel, advertising and promotion	22,454	20,728
Other selling, general and administrative expenses	24,643	23,740

	$248,220	$243,736
Depreciation of property, plant and equipment	39,966	39,655
Amortization of intangible assets	4,570	3,625

	$292,756	$287,016

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

6. Expenses by nature (continued):

(a) Employee compensation expense:

Year ended December 31,	2014	2013
Wages, salaries and other benefits	$136,650	$137,346
Social security costs	11,067	10,930
Pension costs – defined contribution plans	3,378	3,867
Share based payment expense	10,846	8,267
Profit-sharing and bonuses	14,781	18,793
Termination benefits	5,533	—

	$182,255	$179,203

(b) Defined contribution plans:

The employees of the Company are members of retirement benefit plans to which the Company matches up to a specified percentage of employee contributions or, in certain jurisdictions, contributes a specified percentage of payroll costs as mandated by the local authorities. The only obligation of the Company with respect to the retirement benefit plans is to make the specified contributions.

During the year ended December 31, 2014, $3,378,000 (2013: $3,867,000) was recognized in earnings, representing Company contributions to these defined contribution plans at rates specified in the terms of the plans.

7. Impairment Loss

During the year ended December 31, 2014, the Company recognized a total impairment loss of $8,084,000 on its auction site property located in Narita, Japan. The impairment loss consisted of $6,094,000 on the land and improvements and $1,990,000 on the auction building (the “Japanese assets”). Management assessed the recoverable amounts of the Japanese assets when results of an assessment of the Japan auction operations and performance of that auction site indicated impairment. The recoverable amounts were determined to be $16,150,000 for the land and improvements and $4,779,000 for the auction building based on the fair value less costs of disposal. As at December 31, 2014, management has not made a decision as to whether the Japanese assets will be sold.

With the assistance of a third party land economist and development surveyor local to Japan, the Company performed a valuation of the Japanese assets as at September 30, 2014. The fair value of the land and improvements was determined based on comparable data in similar regions and relevant information regarding recent events impacting the local real-estate market (Level 3 inputs). The fair value of the auction building was determined based on a depreciated asset cost model with adjustments for relevant market participant data based on the Company’s experience with disposing of similar auction buildings and current real estate transactions in similar regions (Level 3 inputs). Neither of the valuation approaches required future discounted cash flow estimation.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

7. Impairment loss (continued):

Determination of the recoverable amount of the Japanese assets involved estimating any costs that would be incurred if the assets were disposed of including brokers’ fees, costs to prepare the Japanese assets for sale and other selling fees. In determining these costs, management assumed that any costs required to prepare the Japanese assets for sale could be estimated based on current market rates for brokers’ fees and management’s experience with disposing of similar auction sites, taking into consideration the relative newness of the Japan auction site (Level 3 inputs).

The impaired Narita land and improvements and auction building form part of the Company’s Core Auction reportable segment.

8. Finance income and costs:

The finance income and costs for the Company are disaggregated as follows:

Year ended December 31,	2014	2013
Finance income:
Interest income on short-term bank deposits	$960	$948
Other interest income	1,262	1,760

	$2,222	$2,708

Finance costs:
Interest on borrowings	$5,015	$7,149
Other interest expense	262	285

	$5,277	$7,434

9. Income taxes:

(a) Income taxes recognized in earnings:

Year ended December 31,	2014	2013
Current tax expense:
Current period	$37,244	$38,966
Adjustments recognized in the current year in relation to the current tax of prior years	(3,959)	(2,076)

	$33,285	$36,890
Deferred tax expense (recovery):
Origination and reversal of temporary differences	$(7,554)	$(3,526)
Adjustments recognized in the current year in relation to the deferred tax of prior years	3,153	2,254
Change in unrecognized deferred tax assets:
Deferred income tax assets previously unrecognized used to reduce current tax	(41)	(68)
Deferred income tax assets previously unrecognized used to reduce deferred tax	(228)	—
Other changes in unrecognized deferred income tax assets	7,351	4,579

	$2,681	$3,239

Total income tax expense	$35,966	$40,129

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

9. Income taxes (continued):

(a) Income taxes recognized in earnings (continued):

The expense for the year can be reconciled to earnings before income taxes as follows:

Year ended December 31,	2014	2013
Earnings before income taxes	$129,038	$134,755
Statutory federal and state tax rate in the United States	38.50%	38.50%

Expected income tax expense	$49,680	$51,881
Non-deductible expenses	3,173	3,147
Change in unrecognized deferred income tax assets	7,083	4,512
Sale of capital property	(603)	—
Changes in the valuation of deferred tax assets for stock compensation expense	(604)	121
Different tax rates of subsidiaries operating in foreign jurisdictions	(21,826)	(20,590)
Other	(937)	1,058

	$35,966	$40,129

(b) Income taxes recognized directly in equity:

Year ended December 31,	2014	2013
Current tax:
Excess tax deductions related to share-based compensation	$(143)	$(19)
Deferred tax:
Arising on income and expenses taken directly to equity:
Translation of net investments of foreign operations	(652)	218
Arising on transactions with equity participants:
Share-based compensation	(219)	(79)

	$(1,014)	$120

(c) Deferred tax balances:

		Recognized in
As at December 31, 2014	Opening Balance	Net Income	Equity	Other Comprehensive Income	Closing Balance
Working capital	$2,196	$(686)	$—	$(11)	$1,499
Property, plant and equipment	(14,388)	1,030	—	452	(12,906)
Goodwill	(12,175)	(406)	—	83	(12,498)
Intangible assets	(4,787)	(2,321)	—	130	(6,978)
Unused tax losses	8,978	902	—	(1,372)	8,508
Share-based compensation	1,395	1,023	219	—	2,637
Other	(3,821)	(2,223)	—	2,583	(3,461)

	$(22,602)	$(2,681)	$219	$1,865	$(23,199)

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

9. Income taxes (continued):

(c) Deferred tax balances (continued):

		Recognized in
As at December 31, 2013	Opening Balance	Net Income	Equity	Other Comprehensive Income	Closing Balance
Working capital	$1,423	$793	$—	$(20)	$2,196
Property, plant and equipment	(10,013)	(4,749)	—	374	(14,388)
Goodwill	(11,180)	(1,057)	—	62	(12,175)
Intangible assets	(6,654)	1,863	—	4	(4,787)
Unused tax losses	8,785	1,007	—	(814)	8,978
Share-based compensation	776	619	79	(79)	1,395
Other	(2,323)	(1,715)	—	217	(3,821)

	$(19,186)	$(3,239)	$79	$(256)	$(22,602)

	Assets		Liabilities		Net
As at December 31,	2014	2013	2014	2013	2014	2013
Working capital	$1,518	$2,196	$(19)	$—	$1,499	$2,196
Property, plant and equipment	1,349	1,487	(14,255)	(15,875)	(12,906)	(14,388)
Goodwill	51	—	(12,549)	(12,175)	(12,498)	(12,175)
Intangible assets	447	—	(7,425)	(4,787)	(6,978)	(4,787)
Unused tax losses	8,508	8,978	—	—	8,508	8,978
Share-based compensation	2,637	1,395	—	—	2,637	1,395
Other	4,701	3,420	(8,162)	(7,241)	(3,461)	(3,821)
Netting of tax assets and liabilities	(17,958)	(16,002)	17,958	16,002	—	—

	$1,253	$1,474	$(24,452)	$(24,076)	$(23,199)	$(22,602)

Deferred tax assets have not been recognized at the balance sheet date for the following:

As at December 31,	2014	2013
Tax losses that expire in less than one year	$647	$241
Between 1 and 2 years	1,048	908
Between 2 and 3 years	617	1,158
Between 3 and 4 years	3,333	656
5 years and later, including those with no expiry ~	64,524	48,772

Total tax losses and temporary differences	$70,169	$51,735

~ As at December 31, 2014, balances that do not expire include deductible temporary differences of $19,654,000 (December 31, 2013: $11,025,000).

Earnings retained by subsidiaries and equity-accounted investments amount to approximately $380 million (2013: $415 million). The Company accrues withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either the Company does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

10. Net earnings per share attributable to equity holders of the parent:

Year ended December 31, 2014	Net earnings	Shares	Per share amount
Basic earnings per share attributable to equity holders of the parent	$91,490	107,268,425	$0.85
Effect of dilutive securities:
Stock options	—	391,595	—

Diluted earnings per share attributable to equity holders of the parent	$91,490	107,660,020	$0.85

Year ended December 31, 2013	Net earnings	Shares	Per share amount
Basic earnings per share attributable to equity holders of the parent	$93,825	106,768,856	$0.88
Effect of dilutive securities:
Stock options	—	279,976	—

Diluted earnings per share attributable to equity holders of the parent	$93,825	107,048,832	$0.88

For the year ended December 31, 2014, stock options to purchase 1,230,194 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2013: 2,921,941).

11. Supplemental cash flow information:

Year ended December 31,	2014	2013
Trade and other receivables	$(113)	$(9,163)
Inventory	4,109	8,905
Advances against auction contracts	(14,230)	(4,843)
Prepaid expenses and deposits	(3,873)	6,818
Income taxes receivable	(958)	5,485
Income taxes payable	31,461	30,201
Auction proceeds payable	(3,855)	40,246
Trade and other payables	21,515	12,126
Other	634	(1,773)

Net changes in operating assets and liabilities	$34,690	$88,002

12. Fair value measurement:

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement or disclosure:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: unobservable inputs for the asset or liability.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

12. Fair value measurement (continued):

Fair values measurements at December 31 were as follows:

December 31,	Category	2014	2013
Assets
Other non-current assets:
Available-for-sale investments:
Unquoted preference shares	Level 3	$2,028	$2,043

Total assets		$2,028	$2,043

The Company’s available-for-sale investments are preference shares in non-listed entities. These investments are strategic in nature and represent non-controlling interests of less than 5% in the entities. Fair value is determined through consideration of discounted cash flow models and third party valuation, with any change reflected through other comprehensive income.

Other than as described in note 7, no fair value measurement change was recognized in the year, nor were there any transfers in or out of the fair value hierarchy levels in the year ended December 31, 2014.

Fair values disclosed at December 31 were as follows:

December 31,	Category	2014	2013
Assets
Property, plant and equipment:
Land and improvements (note 7)	Level 3	$16,150	$—
Auction building (note 7)	Level 3	4,779	—
Investment property	Level 2	17,289	36,687

Total assets		$38,218	$36,687

Liabilities
Current borrowings	Level 2	$7,839	$34,391
Non-current borrowings	Level 2	114,532	149,454
Other non-current liabilities:
Note payable	Level 2	—	600

Total liabilities		$122,371	$184,445

The fair valuation techniques used to determine the fair values of property, plant and equipment, the EquipmentOne CGU to which goodwill has been allocated, and financial instruments are discussed in notes 7, 21, and 31(a), respectively.

The fair value of investment property is determined based on adjusted dollar-per-square-foot values realized in recent market transactions for comparable assets. The fair values of borrowings are determined through the calculation of each liability’s present value using market rates of interest at period close.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

13. Trade and other receivables:

As at December 31,	2014	2013
Trade receivables	$60,642	$60,715
Consumption taxes receivable	13,872	24,180
Other receivables	1,548	978

	$76,062	$85,873

Trade receivables are generally secured by the equipment that they relate to as it is Company policy that equipment is not released until payment has been collected. Trade receivables are due for settlement within seven days of the date of sale, after which they are interest bearing. Other receivables are unsecured and non-interest bearing.

As at December 31, 2014, trade receivables of $60,642,000 are more than seven days past due but not considered impaired (December 31, 2013: $60,715,000). As at December 31, 2014 there are $3,948,000 of impaired receivables that have been provided for in the balance sheet because they are over six months old or specific situations where recovering the debt is considered unlikely (December 31, 2013: $3,334,000).

Consumption taxes receivable are deemed fully recoverable unless disputed by the relevant tax authority. The other classes within trade and other receivables do not contain impaired assets.

14. Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. As at December 31, 2014 a write-down of $133,000 (December 31, 2013: $300,000) was recorded.

Of inventory held at December 31, 2014, 97% is expected to be sold prior to the end of March 2015, with the remainder to be sold by the end of June 2015 (December 31, 2013: 90% sold prior to the end of March 2014, with the remainder sold by May 2014). During the year ended December 31, 2014, inventory was held for an average of approximately 30 days (2013: 29 days).

15. Advances against auction contracts:

Advances against auction contracts arise when the Company pays owners, in advance, a portion of the expected gross auction proceeds from the sale of the related assets at future auctions. The Company’s policy is to limit the amount of advances to a percentage of the estimated gross auction proceeds from the sale of the related assets, and before advancing funds, require proof of owner’s title to and equity in the assets, as well as receive delivery of the assets and title documents at a specified auction site, by a specified date and in a specified condition of repair.

Advances against auction contracts are generally secured by the assets to which they relate, as the Company requires owners to provide promissory notes and security instruments registering the Company as a charge against the asset. Advances against auction contracts are usually settled within two weeks of the date of sale, as they are netted against the associated auction proceeds payable to the owner.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

16. Prepaid expenses and deposits:

As at December 31,	2014	2013
Prepaid expenses	$10,583	$7,424
Refundable deposits	1,004	981

	$11,587	$8,405

17. Assets held for sale:

Balance, December 31, 2012	$958
Reclassified from property, plant and equipment	2,839
Disposition of property	(958)

Balance, December 31, 2013	$2,839
Reclassified from investment property	1,636
Disposal	(2,803)
Other	(4)

Balance, December 31, 2014	$1,668

At December 31, 2014, the Company held land and buildings for sale relating to a property in Edmonton, Canada. During the year ended December 31, 2014, the Company sold a property in Grande Prairie, Canada.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

18. Property, plant and equipment:

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total
Cost:
Balance, December 31, 2012	$361,631	$276,044	$62,382	$79,862	$22,902	$16,180	$50,548	$869,549
Additions	111	67	9,544	2,594	357	1,324	24,073	38,070
Disposals	(1,510)	(216)	(6,483)	(74)	(462)	(59)	(192)	(8,996)
Transfers from assets under development to completed assets	22,344	10,406	1,598	7,235	1,683	4,059	(47,325)	—
Reclassified as held for sale	(2,400)	(708)	—	—	—	—	—	(3,108)
Foreign exchange movement	(8,324)	(6,629)	(1,587)	(5,175)	(524)	342	(2,166)	(24,063)

Balance, December 31, 2013	$371,852	$278,964	$65,454	$84,442	$23,956	$21,846	$24,938	$871,452
Additions	171	59	10,889	2,185	136	7	13,686	27,133
Disposals	(254)	(1,049)	(6,578)	(2,108)	(55)	(87)	—	(10,131)
Transfers from assets under development to completed assets	6,985	6,235	744	4,299	972	335	(19,570)	—
Reclassified from investment property (note 19)	1,094	—	—	—	—	—	—	1,094
Impairment losses (note 7)	(6,094)	(1,990)						(8,084)
Foreign exchange movement	(19,285)	(12,307)	(3,283)	(7,079)	(1,370)	(970)	(281)	(44,575)

Balance, December 31, 2014	$354,469	$269,912	$67,226	$81,739	$23,639	$21,131	$18,773	$836,889

18. Property, plant and equipment (continued):

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total
Accumulated depreciation:
Balance, December 31, 2012	$(38,771)	$(64,666)	$(33,526)	$(57,723)	$(12,990)	$(6,196)	$—	$(213,872)
Depreciation for the period	(7,605)	(9,784)	(8,616)	(9,457)	(2,130)	(2,063)	—	(39,655)
Disposals	743	171	4,295	43	381	46	—	5,679
Reclassified as held for sale	—	269	—	—	—	—	—	269
Foreign exchange movement	386	1,562	891	3,815	237	(130)	—	6,761

Balance, December 31, 2013	$(45,247)	$(72,448)	$(36,956)	$(63,322)	$(14,502)	$(8,343)	$—	$(240,818)
Depreciation for the period	(7,058)	(9,744)	(8,480)	(10,248)	(1,986)	(2,450)	—	(39,966)
Disposals	73	516	4,259	2,152	39	26	—	7,065
Foreign exchange movement	1,997	3,306	1,893	5,640	910	458	—	14,204

Balance, December 31, 2014	$(50,235)	$(78,370)	$(39,284)	$(65,778)	$(15,539)	$(10,309)	$—	$(259,515)

Net carrying amount:
As at December 31, 2013	$326,605	$206,516	$28,498	$21,120	$9,454	$13,503	$24,938	$630,634

As at December 31, 2014	$304,234	$191,542	$27,942	$15,961	$8,100	$10,822	$18,773	$577,374

Capitalized borrowing costs:

During the year ended December 31, 2014, interest of $904,000 (2013: $878,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 4.71% (2013: 4.82%).

Finance lease additions:

Additions during the year include $2,143,000 (2013: $2,174,000) of property, plant and equipment under finance leases.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

19. Investment property:

Balance, December 31, 2012	$6,902
Foreign exchange movement	(348)

Balance, December 31, 2013	$6,554
Reclassified to assets held for sale	(1,636)
Reclassified to property, plant and equipment	(1,094)
Foreign exchange movement	(497)

Balance, December 31, 2014	$3,327

Investment property held at the balance sheet date is comprised of land and site improvements which are non-depreciated asset categories.

20. Intangible assets:

	Trade names & trademarks	Customer relationships	Software	Software under development	Total

Balance, December 31, 2013	$800	$19,597	$5,988	$16,808	$43,193
Transfers from software under development	—	—	5,922	(5,922)	—
Additions	—	—	122	13,813	13,935
Disposals	—	(97)	—	—	(97)
Foreign exchange movement	—	—	(77)	(1,445)	(1,522)

Balance, December 31, 2014	$800	$19,500	$11,955	$23,254	$55,509

	Trade names & trademarks	Customer relationships	Software	Software under development	Total

Balance, December 31, 2013	$—	$(3,266)	$(2,320)	$—	$(5,586)
Amortization for the year	—	(1,950)	(2,620)	—	(4,570)
Disposals	—	97	—	—	97
Foreign exchange movement	—	—	54	—	54

Balance, December 31, 2014	$—	$(5,119)	$(4,886)	$—	$(10,005)

Net carrying amount:
As at December 31, 2013	$800	$16,331	$3,668	$16,808	$37,607

As at December 31, 2014	$800	$14,381	$7,069	$23,254	$45,504

During the year ended December 31, 2014, the cost of additions was reduced by $297,000 for recognition of tax credits (2013: $915,000).

During the year ended December 31, 2014, interest of $1,258,000 (2013: $591,000) was capitalized to the cost of software under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 6.39% (2013: 6.39%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

21. Goodwill:

Balance, December 31, 2012	$84,247
Foreign exchange movement	(850)

Balance, December 31, 2013	$83,397
Foreign exchange movement	(1,043)

Balance, December 31, 2014	$82,354

Impairment testing of goodwill

The Company conducts its annual goodwill impairment test at December 31. Goodwill is attributed to the Company’s CGUs and the recoverable amount of each CGU is compared to its carrying amount in order to determine whether impairment has occurred. If the carrying amount of the goodwill of a CGU is higher than its recoverable amount, the difference between the recoverable amount and the carrying amount is recognized as an impairment loss in the income statement. Any impairment loss first reduces the carrying amount of goodwill allocated to the CGU, followed by reductions in other CGU assets on pro-rata basis until there is no remaining impairment loss.

The carrying value of goodwill has been allocated for impairment testing purposes to the following CGUs:

As at December 31,	2014	2013
United States Auction CGU	$33,326	$33,326
Canada Auction CGU	11,097	12,140
EquipmentOne CGU	37,931	37,931

	$82,354	$83,397

(a) United States and Canada Auction CGUs

The recoverable amounts of the United States and Canada Auction CGUs are determined based on calculating their respective values in use. Value in use is calculated by applying discounted cash flow modeling to management’s own projections for each CGU covering a five year period. Management’s five-year projections and the key assumptions applied therein have been prepared with consideration to historical results including growth rates, cash flows, and leverage ratios; the Company’s strategic plans; management’s knowledge of the market; and management’s views on achievable growth in market share over the longer term based on internally prepared and externally sourced market research data (Level 3 inputs). Management applied a pre-tax discount rate of 12% (2013: 12%), which reflects the risk premium on these CGUs based on assessments of risks related to the respective CGU’s projected cash flows. Cash flows beyond the five-year period are extrapolated using a long-term growth rate estimated to be 2% (2013: 2%).

Key assumptions used in the recoverable value calculations include: revenue rates, discount rates, five-year growth rate projections, and growth rates used to extrapolate cash flows beyond the forecast period (Level 3 inputs). Management has concluded that there are no reasonably possible changes in key assumptions that would cause the carrying amount for the United States and Canada Auction CGUs to exceed their recoverable amounts in the foreseeable future.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

21. Goodwill (continued):

(b) EquipmentOne CGU:

The Company estimates the recoverable amount of the EquipmentOne (“E1”) CGU based on its FVLCS. It estimates fair value using the income approach to valuation, which is based on discounted after-tax five-year cash flow, as well as certain market information and conditions (Level 3 inputs). Cash flows beyond five years are extrapolated using estimated growth rates to determine the CGUs terminal value. The discount rate used is post-tax and reflects specific risks related to the E1 CGU, its business environment, and current market conditions.

The calculation of E1 CGU’s FVLCS is most sensitive to the following assumptions: revenue growth rate and discount rate.

(i) Revenue growth rate

Cash flow estimates utilize compound annual growth rates of 20% commencing with the forecast for the next fiscal year. The estimated growth rate of 20% used in determining the E1 CGU’s future cash flows is based on management’s expectation of future growth rates based on the Company’s business strategy.

(ii) Discount rate

Management applied a post-tax discount rate of 14% based on the revenue growth rate for the E1 CGU, with this discount rate reflecting the risk premium based on an assessment of risk related to the E1 CGU projected cash flows. The FVLCS is sensitive to the discount rate used to calculate the present value of future cash flows. Management has determined that this rate reflects investors’ expectations and takes into consideration market rates of return, capital structure, company size, and industry risk.

The estimated recoverable amount of the E1 CGU exceeds its carrying value by $11.5 million. Consequently, a reasonably possible decline in the revenue growth rate, or an increase in discount rate may result in an impairment loss.

With all other assumptions remaining constant, the following changes taken individually would result in the E1 CGU’s recoverable amount being equal to its carrying value:

•	Revenue growth rate – decrease of 2.1 percentage points

•	Discount rate – increase of 1.7 percentage points

Cash flows beyond the five-year period are extrapolated using a long-term growth rate estimated to be 4%.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

22. Trade and other payables:

As at December 31,	2014	2013
Trade payables	$46,757	$31,202
Accrued liabilities	45,863	42,134
Social security and sales taxes payable	18,870	23,229
Net consumption taxes payable	10,862	9,623
Other payables	4,386	14,088

	$126,738	$120,276

Trade payables are normally settled on 30 day terms and accrued liabilities have an average term of two months. All current trade and other payables are interest-free and payable within 12 months.

23. Borrowings:

	Carrying value
December 31,	2014	2013
Current Borrowings	$7,839	$34,391

Non-current Borrowings

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$29,257	$32,007

Term loan, denominated in United States dollars, unsecured, bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	51,589	56,409

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.85% and 1.25%, due in monthly installments of interest only, with the revolving loan available until May 2018.	—	28,818

	$110,846	$147,234

Total Borrowings	$118,685	$181,625

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

23. Borrowings (continued):

Current borrowings at December 31, 2014 are comprised of drawings in different currencies on the Company’s committed revolving credit facility, and have a weighted average interest rate of 1.83% (December 31, 2013: 1.45%).

As at December 31, 2014, principal repayments for the remaining period to the contractual maturity dates are as follows:

Face value
2015	$7,839
2016	51,630
2017	—
2018	—
2019	—
Thereafter	59,257

$118,726

As at December 31, 2014, the Company had available committed revolving credit facilities aggregating $277,140,000, of which $217,140,000 is available until May 2018. The Company also had uncommitted credit facilities aggregating $205,692,000, of which $114,113,000 expires November 2017. The Company has a committed seasonal bulge credit facility of $50 million, which is available in February, March, August and September until May 2018. This bulge credit facility is not included in the available credit facilities totals above as at December 31, 2014.

24. Dividends paid and proposed:

(a) Declared and paid:

Year ended December 31,	2014	2013
Dividends on common shares expressed on per share basis:
Fourth quarter, 2013: 13.00 cents (2012: 12.25)	$13,915	$13,065
First quarter, 2014: 13.00 cents (2013: 12.25)	13,942	13,068
Second quarter, 2014: 14.00 cents (2013: 13.00)	15,028	13,887
Third quarter, 2014: 14.00 cents (2013: 13.00)	15,044	13,898

	$57,929	$53,918

(b) Declared and undistributed:

In addition to the above dividends, since the end of the year the Directors have recommended the payment of a final dividend of 14.00 cents per share (2013: 13.00 cents per share), accumulating to a total dividend of $15,089,000 (2013: $13,913,000). The aggregate amount of the proposed final dividend is expected to be paid on March 6, 2015 out of retained earnings. This dividend payable has not been recognized as a liability in the financial statements. The payment of this dividend will not have any tax consequence for the Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

25. Share capital:

(a) Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b) Issued:

All issued shares are fully paid. No preferred shares have been issued.

26. Share-based payments:

Share-based payments consisted of the following compensation costs recognized in selling, general and administrative expenses for the years ended December 31, 2014 and 2013:

Year ended December 31,	2014	2013
Stock option compensation expense	$3,710	$4,504
Share unit expense	5,864	2,460
Employee share purchase plan—employer contributions	1,272	1,303

	$10,846	$8,267

(a) Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company. Stock options are granted at an exercise price equal to the fair market value of the Company’s common shares at the grant date, with vesting periods ranging from immediate to five years and a term not exceeding 10 years. At December 31, 2014, there were 2,665,618 (December 31, 2013: 3,476,987) shares authorized and available for grants of options under the stock option plan.

Stock option activity for the years ended December 31, 2014 and 2013 is presented below:

	December 31, 2014		December 31, 2013
	Common Shares Under Option	Weighted Average Exercise Price	Common Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of period	3,749,574	$21.09	3,540,497	$20.27
Granted	837,364	23.60	884,500	21.34
Exercised	(663,152)	18.28	(427,972)	14.37
Forfeited	(25,995)	23.26	(236,351)	21.88
Expired	—	—	(11,100)	23.58

Outstanding, end of period	3,897,791	$22.09	3,749,574	$21.09

Exercisable, end of period	2,483,530	$21.65	2,476,918	$20.60

The options outstanding at December 31, 2014 expire on dates ranging to November 10, 2024. The weighted average share price of options exercised during the year ended December 31, 2014 was $24.77 (2013: $21.13).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

26. Share-based payments (continued):

(a) Stock option plan (continued):

The following is a summary of stock options outstanding and exercisable at December 31, 2014:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$14.23 - $14.70	405,650	3.9	14.52	405,650	14.52
$18.67 - $19.95	199,521	3.1	18.89	177,407	18.76
$21.34 - $23.44	2,072,976	7.5	22.19	1,157,468	22.26
$24.39 - $25.91	1,219,644	6.8	24.96	743,005	25.29

	3,897,791	6.7	$22.09	2,483,530	$21.65

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2014	2013
Risk free interest rate	1.8%	0.9%
Expected dividend yield	2.31%	2.31%
Expected lives of options	5 years	5 years
Expected volatility	29.3%	35.2%

Risk free interest rate is the US Treasury Department five year treasury yield curve rate on the date of the grant. Expected dividend yield assumes a continuation of the most recent dividend payment for the coming quarterly dividends. Expected lives of options is based on the age of the options on the exercise date over the past five years. Expected volatility is based on the historical share price volatility over the past five years.

The weighted average grant date fair value of options granted during the year ended December 31, 2014 was $5.35 per option (2013: $5.65). The compensation expense arising from option grants is amortized over the relevant vesting periods of the underlying options.

(b) Share unit plans:

The Company has three share unit plans, which are described separately in detail below. Each share unit plan entitles the grant recipient to a cash payment equal to the dividend-adjusted number of share units vested multiplied by the volume-weighted-average-price of the Company’s common shares reported by the New York Stock Exchange for the twenty days prior to vest date or, in the case of deferred share unit (“DSU”) recipients, following cessation of service on the Board of Directors.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

26. Share-based payments (continued):

(b) Share unit plans (continued):

Upon recognizing the share unit expense related to these plans, the Company recognizes a liability in the amount of the future cash-settlement obligation of share units earned. At the end of each reporting period, the Company estimates the number of equity instruments expected to vest, and fair values its share unit cash-settlement obligation. The impacts of these revisions, if any, are recognized in earnings such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the settlement liability. Short-term cash-settled share-based liabilities are presented in trade and other payables while long-term settlements are presented in other non-current liabilities.

The weighted fair value of the 435,367 (2013: 370,434) share units granted during the year ended December 31, 2014, excluding the effect of dividend adjustments, was $23.23 (2013: $21.87). The compensation expense arising from share unit grants is amortized over the relevant vesting periods of the underlying units.

Included in the share unit expense recognized during the years ended December 31, 2014 and 2013 are the vested, grant date fair value of dividend-equivalent share units distributed in each period under the share unit plans, and the reporting date adjustment required to re-value the Company’s share unit cash-settlement obligation at year-end fair value.

At December 31, 2014, the carrying amount of the Company’s share unit liability was adjusted to reflect a reporting date fair value of $25.89 per share unit (December 31, 2013: $21.83). The fair value of the share unit grants is calculated on the valuation date using the 20-day volume weighted average share price of the Company’s common shares listed on the New York Stock Exchange.

As at December 31, 2014, the Company had a total share unit settlement liability of $7,387,000 (December 31, 2013: $2,862,000) in respect of share units earned under all three plans described below.

(i) Restricted Share Unit (“RSU”) Plan and Performance Share Unit (“PSU”) Plan

Senior management and executive employees of the Company are eligible for RSU grants in respect of financial years commencing after December 31, 2012. Compensation expense for each RSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the vesting periods of the underlying awards, which range from one to three years.

Executive employees of the Company are eligible for PSU grants in respect of years commencing after December 31, 2012. Compensation expense for each PSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the three year vesting period of the underlying awards. Compensation expense is adjusted at each reporting date for an estimate of the number of awards expected to vest based on the achievement of specific performance measures.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

26. Share-based payments (continued):

(b) Share unit plans (continued):

(ii) Deferred Share Unit Plan:

Effective January 1, 2013, members of the Board of Directors, who are not management of the Company, are required to receive a portion of their fees in the form of DSUs until they satisfy an equity ownership requirement. Accordingly, the Company may defer payment of a portion of directors’ fees and annually award DSUs, which vest on grant date, in the amount of the deferred compensation cost.

During the year ended December 31, 2014, the Company awarded 21,841 DSUs to its directors to settle its deferred directors’ fee liability held at December 31, 2013 (2013: 19,257). Directors’ fees are expensed through selling, general and administrative expenses in the period in which director services are received. No vesting requirements exist for DSUs.

(c) Employee share purchase plan:

The Company has an employee share purchase plan that allows all employees that have completed one year of service to contribute funds to purchase common shares at the current market value at the time of share purchase. Employees may contribute up to 4% of their salary. The Company will match between 50% and 100% of the employee’s contributions, depending on the employee’s length of service with the Company.

27. Commitments:

(a) Commitments for expenditures:

As at December 31, 2014, the Company had committed to, but not yet incurred, $884,000 in capital expenditures for property, plant and equipment and intangible assets (December 31, 2013: $3,318,000).

(b) Operating lease commitments – the Company as lessee:

The Company has entered into commercial leases for various auction sites and offices located in North America, Central America, Europe, the Middle East and Asia. The majority of these leases are non-cancellable. The Company also has further operating leases for certain motor vehicles and small office equipment where it is not in the best interest of the Company to purchase these assets.

The majority of the Company’s operating leases have a fixed term with a remaining life between one month and 20 years with renewal terms included in the contracts. The leases have varying contract terms, escalation clauses and renewal rights. There are no restrictions placed upon the lessee by entering into these leases, other than restrictions on use of property, sub-letting and alterations. In certain leases there are options to purchase; if the intention to take this option changes subsequent to the commencement of the lease, the Company re-assesses the classification of the lease as operating.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

27. Commitments (continued):

(b) Operating lease commitments — the Company as lessee (continued):

The future aggregate minimum lease payments under non-cancellable operating leases, excluding reimbursed costs to the lessor, are as follows:

As at December 31,	2014	2013
Not later than one year	$9,904	$9,903
Later than one year and no later than five years	28,846	29,962
Later than five years	70,030	79,440

	$108,780	$119,305

As at December 31, 2014, the total future minimum sublease payments expected to be received under non-cancellable subleases is $1,886,000 (December 31, 2013: $2,660,000). The lease expenditure charged to earnings during the year ended December 31, 2014 was $18,139,000 (2013: $17,077,000).

(c) Finance lease commitments — the Company as lessee:

The Company has entered into finance lease arrangements for some of its computer equipment. The majority of the leases have a fixed term of three years with renewal options included in the contracts. The Company has the option to purchase the equipment at fair market value at the end of the lease term.

As at December 31, 2014, the net carrying amount of computer equipment under finance leases is $3,331,000 (December 31, 2013: $2,560,000), and is included in the total property, plant and equipment as disclosed on the consolidated balance sheets.

The future aggregate minimum lease payments under non-cancellable finance leases are as follows:

As at December 31, 2014	No later than one year	Later than one year and no later than five years	Total
Lease payments	$2,127	$1,482	$3,609
Finance charges	(144)	(50)	(194)

Net present values	$1,983	$1,432	$3,415

As at December 31, 2013	No later than one year	Later than one year and no later than five years	Total
Lease payments	$1,536	$1,936	$3,472
Finance charges	(153)	(76)	(229)

Net present values	$1,383	$1,860	$3,243

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

28. Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At December 31, 2014 there was $85,967,000 of industrial equipment guaranteed under contract, all of which is expected to be sold prior to the end of May 2015 (December 31, 2013: $7,529,000 all of which sold prior to the end of April 2014).

At December 31, 2014 there was $15,793,000 of agricultural equipment guaranteed under contract, of which 92% is expected to be sold prior to the end of April 2015, with the remainder to be sold prior to the end of June 2015 (December 31, 2013: $27,582,000 of which 87% sold prior to the end of April 2014, with the remainder sold prior to the end of June 2014).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

29. Related party transactions:

There have been no guarantees provided or received for any related party receivables.

(a)	Transactions with subsidiaries:

The names of the Company’s subsidiaries are set out in note 32.

There are no outstanding balances as at December 31, 2014 and 2013 as all significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Transactions with key management personnel:

The Company’s key management personnel include directors and executive officers of the Company. Total aggregate compensation made to key management personnel of the Company is set out below:

Year ended December 31,	2014	2013
Short-term employee wages and benefits	$6,062	$5,176
Share-based payment	4,810	3,021
Termination benefits	4,137	—
Post-employment benefits	243	31

	$15,252	$8,228

During the three months ended December 31, 2014, the Company initiated a management reorganization impacting various members of senior management, including some key management personnel. In total, $5,533,000 of termination benefits were recognized in selling, general and administrative expenses during the three months ended December 31, 2014 in relation to the reorganization of management.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

29. Related party transactions (continued):

(b)	Transactions with key management personnel (continued):

In October 2013, the Company entered into a Separation Agreement with the Chief Executive Officer in respect of his planned departure from the Company in 2014. Pursuant to the Separation Agreement, additional short-term benefits in the amount of $4,580,000 were expensed during the year ended December 31, 2013.

30. Capital risk management:

The Company’s objectives when managing its capital are to maintain a financial position suitable for providing financial capacity and flexibility to meet its growth strategies, to provide an adequate return to shareholders, and to return excess cash through the payment of dividends and other mechanisms. The Company’s invested capital is defined as the sum of shareholders’ equity and long-term borrowings.

The Company executes a planning and budgeting process to determine the funds required to ensure the Company has appropriate liquidity to meets its operating and growth objectives. The Company ensures that there are sufficient credit facilities to meet its current and future business requirements, taking into account its anticipated cash flows from operations and its holding of cash and cash equivalents.

The Company complies with covenant criteria established by its lenders. These include tangible net worth and leverage ratio measurements. As at December 31, 2014 and 2013, the Company is in compliance with these covenants. The Company is not subject to any statutory capital requirements, and has not made any changes with respect to its overall capital management strategy during the years ended December 31, 2014 and 2013.

31. Financial instruments:

(a)	Fair value:

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price: the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The carrying value of the Company’s cash and cash equivalents, trade and other current receivables, advances against auction contracts, current portion of the loan receivable, auction proceeds payable, trade and other payables, and current borrowings approximate their fair values due to their short terms to maturity. The fair value of the Company’s borrowings is detailed in note 12.

(b)	Financial risk management:

The Company and its subsidiaries are exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

31. Financial instruments (continued):

(b)	Financial risk management (continued):

(i)	Foreign currency risk:

The Company operates internationally and is exposed to foreign currency risk, primarily relating to the Canadian and United States dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-United States dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. The Company has elected not to actively manage this exposure at this time.

For the year ended December 31, 2014, with other variables unchanged, a 1.00% strengthening of the United States dollar against the Canadian dollar and Euro would impact the Company’s financial statements as follows:

•	decrease net earnings by approximately $962,000 (2013: $286,000) due to the translation of the foreign operations’ statements of operations into the Company’s presentation currency, the United States dollar;

•	increase net earnings by approximately $719,000 (2013: $42,000) due to the revaluation of significant foreign currency denominated monetary items; and

•	decrease other comprehensive income by approximately $2,312,000 (2013: $2,689,000).

(ii)	Interest rate risk:

The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and current borrowings. Cash and cash equivalents earn interest based on market interest rates. As at December 31, 2014 and 2013, the Company is not exposed to significant interest rate risk on its cash and cash equivalents.

The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favourable. As at December 31, 2014, the Company’s interest rate risk is limited to current borrowings, which are at floating rates of interest. Current borrowings have terms ranging from one to three months, after which point, if the interest rate becomes unfavourable, the Company would consider borrowing at fixed rates. As at December 31, 2014, floating borrowings represented 7% of total borrowings (December 31, 2013: 18%). The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the year ended December 31, 2014 was 1.83% (2013: 2.15%). As at December 31, 2014 and 2013, the Company is not exposed to significant interest rate risk on its current borrowings.

During the year a portion of the Company’s interest was capitalized as it relates to the development of various new and replacement auction sites as well as other capital expenditures. As a result, changes in interest rates on these borrowings will have a smaller effect on the Company’s net earnings or other comprehensive income until such time as these developments are put into use and amortized. However, cash outflows have the potential to be negatively impacted by increases in interest rates. For the year ended December 31, 2014, with other variables unchanged, a 100 basis point or 1.00% increase in interest rates would decrease net earnings by approximately $439,000 (2013: $638,000).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

31. Financial instruments (continued):

(b)	Financial risk management (continued):

(iii)	Credit risk:

Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base.

The Company is not exposed to significant credit risk on advances against auction contracts because it limits the amounts advanced to a percentage of the Company’s estimated value of the assets to be sold. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until they are paid in full. The Company’s maximum exposure to credit risk on accounts receivable and advances against auction contracts at the reporting date is the carrying value of its accounts receivable and advances against auction contracts, less those receivables relating to assets that have not been released to the buyers.

The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.

(iv)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (note 23) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

32. Subsidiaries:

These consolidated financial statements include financial statements of Ritchie Bros. Auctioneers Incorporated and the subsidiaries listed in the following table:

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Holdings Inc.	United States of America (“USA”)	100%	Holding company
Ritchie Bros. Holdings (America) Inc.	USA	100%	Holding company
Ritchie Bros. Auctioneers (America) Inc.	USA	100%	Auction services
Ritchie Bros. Properties Inc.	USA	100%	Property management
Ritchie Bros. Auctioneers (International) Finance LLC	USA	100%	Holding company
Ritchie Bros. Financial Services (America) Inc.	USA	51%	Brokerage services
Ritchie Bros. Auctioneers Holdings Inc.	USA	100%	Holding company
Bridgeport Agencies Inc.	USA	100%	Asset management
AssetNation, Inc.	USA	100%	E-commerce marketplace
Spindletop Group, LLC	USA	100%	Development and marketing company
SalvageSale Services, Inc.	USA	100%	Value-added services
SalvageSale Mexico Holding LLC	USA	100%	Holding company
Ritchie Bros. Holdings Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Canada) Ltd.	Canada	100%	Auction services
Ritchie Bros. Real Estate Service Ltd.	Canada	100%	Real estate auction services
Bridgeport Agencies Ltd.	Canada	100%	Asset management
Ritchie Bros. Properties Ltd.	Canada	100%	Property management
Ritchie Bros. Financial Services Ltd.	Canada	51%	Brokerage services
Ritchie Bros. Auctioneers (International) Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Japan) Ltd.	Canada	100%	Administrative services
Ritchie Bros. Holdings (Cyprus) Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers (ME) Limited	Cyprus	100%	Auction services
Ritchie Bros. (Hungary) Kft.	Hungary	100%	Holding company
Ritchie Bros. Auctioneers India Private Limited	India	100%	Auction services
Ritchie Bros. Holdings B.V.	The Netherlands	100%	Holding company
Ritchie Bros. Auctioneers B.V.	The Netherlands	100%	Auction services
Ritchie Bros. Shared Services B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Properties B.V.	The Netherlands	100%	Property management
Ritchie Bros. Technical Servies B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Auctioneers (Poland) Sp.z.o.o.	Poland	100%	Auction services
Ritchie Bros. Properties S.r.l.	Italy	100%	Property management
Ritchie Bros. Auctioneers S.r.l.	Italy	100%	Auction services
Ritchie Bros. Auctioneers (Spain) S.L.U.	Spain	100%	Auction services
Ritchie Bros. Properties (Spain) S.L.U.	Spain	100%	Property management
Ritchie Bros. Auctioneers (UK) Limited	United Kingdom	100%	Auction services
SalvageSale Limited	United Kingdom	100%	E-commerce marketplace
Ritchie Bros. Auctioneers GmbH	Germany	100%	Auction services
Ritchie Bros. Auctioneers (Belgium) N.V.	Belgium	100%	Administrative services
Ritchie Bros. Auctioneers France SAS	France	100%	Auction services
Ritchie Bros. Services SARL	France	100%	Administrative services
Ritchie Bros. Holdings SARL	France	100%	Holding company
Ritchie Bros. Properties EURL	France	100%	Property management
Ritchie Bros. Holdings Pty Ltd.	Australia	100%	Holding company
Ritchie Bros. Auctioneers Pty Ltd.	Australia	100%	Auction services
Ritchie Bros. Properties Pty Ltd.	Australia	100%	Property management

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2014 and 2013

32. Subsidiaries (continued):

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Properties Japan K.K.	Japan	100%	Property management
Ritchie Bros. Auctioneers (Japan) K.K.	Japan	100%	Auction services
Ritchie Bros. Auctioneers Pte Ltd.	Singapore	100%	Auction services
Ritchie Bros. Auctioneers (Beijing) Co. Ltd.	China	100%	Auction services
Ritchie Auction (Beijing) Co. Ltd.	China	100%	Auction services
Ritchie Bros. Auctioneers Mexico Services, S.de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers de Mexico, S. de R.L.de C.V.	Mexico	100%	Auction services
Ritchie Bros. Properties, S. de R.L. de C.V.	Mexico	100%	Property management
SalvageSale De Mexico S. de R.L. de C.V.	Mexico	100%	E-commerce marketplace
SalvageSale Servicios, S. de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers (Panama) S.A.	Panama	100%	Auction services
Ritchie Bros. Auctioneers Comercial de Equipamentos Industriais Ltda	Brazil	100%	Administrative services
Ritchie Bros. Auctioneers Muzayede Danismanlik ve Ticaret Limited Sirketi	Turkey	100%	Auction services
Ritchie Bros. Auctioneers LLC (Russia)	Russia	100%	Administrative services
Ritchie Bros. Holdings Luxembourg SARL	Luxembourg	100%	Holding company
Ritchie Bros. Luxembourg SARL	Luxembourg	100%	Holding company